                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1998,

                                       OR

              TRANSITIONAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934
                For the transition period from ______ to _____.

                          Commission file number 1-313

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
                 -----------------------------------------------
                            (Full title of the Plan)


                            THE LAMSON & SESSIONS CO.
                            -------------------------
                 25701 Science Park Drive, Cleveland, Ohio 44122
                 -----------------------------------------------
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN


                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


                                TABLE OF CONTENTS


INDEPENDENT AUDITORS' REPORT                                                3


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS       5


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS -
MODIFIED CASH BASIS                                                         7


NOTES TO FINANCIAL STATEMENTS                                              10


ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT
PURPOSES                                                                   20


ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS                           21


EXHIBIT 23 - CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                     24

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

                              Financial Statements
                           December 31, 1998 and 1997

INDEPENDENT AUDITORS' REPORT

June 15, 1999

To the Board of Directors
The Lamson & Sessions Co.

We have audited the accompanying statements of net assets available for benefits -modified cash basis of The Lamson & Sessions Co. Deferred Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits - modified cash basis for the years then ended, and the supplemental schedules as of and for the year ended December 31, 1998. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Nationwide Financial Services, the custodian of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1997 financial statements, except for comparing the information provided by the custodian, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements and schedules as of December 31, 1997. The form and content of the information included in the 1997 financial statements, other than that derived from the information certified by the custodian, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements and schedules, referred to above, of The Lamson & Sessions Co. Deferred Savings Plan as of December 31, 1998, and for the year then ended present fairly, in all material respects, the net assets available for benefits of The Lamson & Sessions Co. Deferred Savings Plan as of December 31, 1998, and changes in its net assets available for benefits for the year then ended in conformity with the modified cash basis of accounting.

As described in Note 2, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

Our audit of the Plan's financial statements and schedules as of and for the year ended December 31, 1998, was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes, (2) reportable transactions as of and for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1998, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost of certain Plan assets sold during the year by the Plan custodian, Nationwide Financial Services. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



By:/s/   Moore Stephens Apple
   -----------------------------
   Certified Public Accountants



                                           THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN




STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS                         DECEMBER 31, 1998 (FORM 5500 - ITEM 31)

------------------------------------------------------------------------------------------------------------------------------------

                                                        PARTICIPANT DIRECTED
                          ----------------------------------------------------------------------------------------------------------
                                                                                                                          FRANKLIN
                                                  TEMPLETON                                 TEMPLETON                      BALANCE
                                                  FOREIGN       EUROPACIFIC                 DEVELOPING                     SHEET
                                  BOND FUND       SMALLER         GROWTH         STABLE      MARKETS     FUNDAMENTAL     INVESTMENT
                                 OF AMERICA      COMPANIES         FUND        VALUE FUND      FUND       INVESTORS         FUND
ASSETS
INVESTMENTS,
  AT FAIR VALUE:
    Mutual Funds                $  2,114,508   $   430,945   $  1,210,783   $  3,844,575   $  385,757   $  4,936,964   $  2,011,256
    Money Market Funds                  --            --             --             --           --             --             --
    Cash value of life insurance        --            --             --             --           --             --             --
    Lamson & Sessions Co. stock         --            --             --             --           --             --             --
    Participant loans receivable        --            --             --             --           --             --             --
------------------------------------------------------------------------------------------------------------------------------------

       TOTAL ASSETS             $  2,114,508   $   430,945   $  1,210,783   $  3,844,575   $  385,757   $  4,936,964   $  2,011,256
------------------------------------------------------------------------------------------------------------------------------------


LIABILITIES
    Distributions Payable       $       --     $      --     $       --     $       --     $     --     $       --     $       --

====================================================================================================================================

NET ASSETS AVAILABLE
    FOR BENEFITS                $  2,114,508   $   430,945   $  1,210,783   $  3,844,575   $  385,757   $  4,936,964   $  2,011,256
====================================================================================================================================


                                                        PARTICIPANT DIRECTED
                          ---------------------------------------------------------------------------------------------------------
                                                           MFS                                                        LAMSON
                                                        MASSACHU-       LORD                                           &
                                        FRANKLIN         SETTS         ABBETT         MONEY                         SESSIONS
                                       REAL ESTATE     INVESTORS     DEVELOPING       MARKET                          STOCK
                                       SECURITIES        TRUST        GROWTH A        FUNDS          INSURANCE         FUND
ASSETS
INVESTMENTS,
  AT FAIR VALUE:
    Mutual Funds                     $  1,241,302   $  5,505,575   $  1,574,369   $       --      $       --     $       --
    Money Market Funds                       --             --             --          125,782            --             --
    Cash value of life insurance             --             --             --             --            97,128           --
    Lamson & Sessions Co. stock              --             --             --             --              --          176,353
    Participant loans receivable             --             --             --             --              --             --
--------------------------------------------------------------------------------------------------------------------------------

       TOTAL ASSETS                  $  1,241,302   $  5,505,575   $  1,574,369   $    125,782    $     97,128   $    176,353
--------------------------------------------------------------------------------------------------------------------------------

LIABILITIES
    Distributions Payable            $       --     $       --     $       --     $     (4,773)   $       --     $       --

================================================================================================================================

NET ASSETS AVAILABLE
    FOR BENEFITS                     $  1,241,302   $  5,505,575   $  1,574,369   $    121,009    $     97,128   $    176,353
================================================================================================================================




                                     PARTICIPANT DIRECTED
                          -----------------------------------------------------



                                         PARTICIPANT
                                             LOANS          TOTAL
ASSETS
INVESTMENTS,
  AT FAIR VALUE:
    Mutual Funds                        $       --     $ 23,256,034
    Money Market Funds                          --          125,782
    Cash value of life insurance                --           97,128
    Lamson & Sessions Co. stock                 --          176,353
    Participant loans receivable             385,937        385,937
-------------------------------------------------------------------

       TOTAL ASSETS                     $    385,937   $ 24,041,234
-------------------------------------------------------------------

LIABILITIES
    Distributions Payable               $       --     $     (4,773)

===================================================================

NET ASSETS AVAILABLE
    FOR BENEFITS                        $    385,937   $ 24,036,461
===================================================================


   The accompanying notes are an integral part of these financial statements.

                                           THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN


            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS             DECEMBER 31, 1997 (FORM 5500 - ITEM 31)




------------------------------------------------------------------------------------------------------------------------------------

                                                        PARTICIPANT DIRECTED
                                            ----------------------------------------------------------------------------------------



                                        BOND FUND        FUNDAMENTAL        FIDELITY         FIDELITY        FIDELITY         MONEY
                                        OF AMERICA        INVESTORS         MAGELLAN         OVERSEAS         PURITAN        MARKET
ASSETS
INVESTMENTS, AT FAIR VALUE:
    Mutual Funds                       $ 1,178,028       $ 2,835,136      $ 4,618,992      $ 1,094,539     $ 3,019,541     $ 330,416
    Cash                                         -                 -                -                -               -             -
    Cash value of life insurance                 -                 -                -                -               -             -
    Participant loans receivable                 -                 -                -                -               -             -
------------------------------------------------------------------------------------------------------------------------------------

       TOTAL ASSETS                    $ 1,178,028       $ 2,835,136      $ 4,618,992      $ 1,094,539     $ 3,019,541     $ 330,416
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
NET ASSETS AVAILABLE
   FOR BENEFITS                        $ 1,178,028       $ 2,835,136      $ 4,618,992      $ 1,094,539     $ 3,019,541     $ 330,416
====================================================================================================================================

                                                        PARTICIPANT DIRECTED
                                            ----------------------------------------------------------------------------------------

                                              AMERICAN
                                                20TH
                                               CENTURY       GUARANTEED      RETAINER                  PARTICIPANT
                                                ULTRA           FUND          ACCOUNT     INSURANCE       LOANS           TOTAL
ASSETS
INVESTMENTS, AT FAIR VALUE:
    Mutual Funds                            $ 3,623,391     $ 4,228,921     $       -     $      -      $       -     $ 20,928,964
    Cash                                              -               -       471,859            -              -          471,859
    Cash value of life insurance                      -               -             -       82,465              -           82,465
    Participant loans receivable                      -               -             -            -        294,651          294,651
-----------------------------------------------------------------------------------------------------------------------------------

       TOTAL ASSETS                         $ 3,623,391     $ 4,228,921     $ 471,859     $ 82,465      $ 294,651     $ 21,777,939
-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================
NET ASSETS AVAILABLE
   FOR BENEFITS                             $ 3,623,391     $ 4,228,921     $ 471,859     $ 82,465      $ 294,651     $ 21,777,939
===================================================================================================================================

   The accompanying notes are an integral part of these financial statements.

                                           THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS   YEAR ENDED DECEMBER 31, 1998 (FORM 5500 - ITEM 32)



------------------------------------------------------------------------------------------------------------------------------------

                                                                                   PARTICIPANT DIRECTED
                                                         ---------------------------------------------------------------------------


                                                                                                 MONEY                     LAMSON &
                                              MUTUAL FUNDS -    RETAINER     MUTUAL FUNDS -      MARKET                    SESSIONS
                                                NATIONWIDE      ACCOUNT       PERSHING           FUNDS        INSURANCE   STOCK FUND
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
    Investment income
       Net appreciation (depreciation) in fair
          value of investments                $  2,201,721    $     --      $     (3,780)   $      --     $    14,663   $   (59,605)
       Interest                                       --           5,618            --           56,551          --            --
------------------------------------------------------------------------------------------------------------------------------------

                                              $  2,201,721    $    5,618    $     (3,780)   $    56,551   $    14,663   $   (59,605)
------------------------------------------------------------------------------------------------------------------------------------

    Contributions
       Employee salary deferrals              $    378,987    $     --      $  1,663,679    $      --     $      --     $    10,491
       Employer matching                           163,603          --           573,132           --            --           4,130
       Rollover contributions                         --            --            10,645           --            --            --
------------------------------------------------------------------------------------------------------------------------------------

                                              $    542,590    $     --      $  2,247,456    $      --     $      --     $    14,621
------------------------------------------------------------------------------------------------------------------------------------

          TOTAL ADDITIONS                     $  2,744,311    $    5,618    $  2,243,676    $    56,551   $    14,663   $   (44,984)
------------------------------------------------------------------------------------------------------------------------------------


DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
    Benefits paid to participants             $   (219,550)   $     --      $ (2,504,853)   $      --     $      --     $    (4,148)
    Insurance premiums                              (2,397)         --            (7,989)          --            --            --


          TOTAL DEDUCTIONS                    $   (221,947)   $     --      $ (2,512,842)   $      --     $      --     $    (4,148)
------------------------------------------------------------------------------------------------------------------------------------

Investment Election Transfers - In/(Out)       (23,451,328)     (477,477)     23,525,200         64,458          --         225,485
------------------------------------------------------------------------------------------------------------------------------------

       Net Increase (Decrease)                $(20,928,964)   $ (471,859)   $ 23,256,034    $   121,009   $    14,663   $   176,353

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                         $ 20,928,964    $  471,859    $       --      $      --     $    82,465   $      --

====================================================================================================================================
    END OF YEAR                               $       --      $     --      $ 23,256,034    $   121,009   $    97,128   $   176,353

====================================================================================================================================



                                                       PARTICIPANT DIRECTED
                                              ----------------------------------


                                                   PARTICIPANT
                                                      LOANS             TOTAL
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
    Investment income
       Net appreciation (depreciation) in fair
          value of investments                   $       --      $  2,152,999
       Interest                                        27,241          89,410
-----------------------------------------------------------------------------

                                                 $     27,241    $  2,242,409
-----------------------------------------------------------------------------

    Contributions
       Employee salary deferrals                 $       --      $  2,053,157
       Employer matching                                 --           740,865
       Rollover contributions                            --            10,645
-----------------------------------------------------------------------------

                                                 $       --      $  2,804,667
-----------------------------------------------------------------------------

          TOTAL ADDITIONS                        $     27,241    $  5,047,076
-----------------------------------------------------------------------------


DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
    Benefits paid to participants                $    (49,617)   $ (2,778,168)
    Insurance premiums                                   --           (10,386)
-----------------------------------------------------------------------------

          TOTAL DEDUCTIONS                       $    (49,617)   $ (2,788,554)
-----------------------------------------------------------------------------

Investment Election Transfers - In/(Out)              113,662            --
-----------------------------------------------------------------------------

       Net Increase (Decrease)                   $     91,286    $  2,258,522

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                            $    294,651    $ 21,777,939

=============================================================================
    END OF YEAR                                  $    385,937    $ 24,036,461

=============================================================================

   The accompanying notes are an integral part of these financial statements.

                                           THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS   YEAR ENDED DECEMBER 31, 1997 (FORM 5500 - ITEM 32)
====================================================================================================================================


------------------------------------------------------------------------------------------------------------------------------------

                                                                        PARTICIPANT DIRECTED
                                               -------------------------------------------------------------------------------------

                                                BOND FUND      FUNDAMENTAL        FIDELITY       FIDELITY        FIDELITY
                                                OF AMERICA      INVESTORS         MAGELLAN       OVERSEAS         PURITAN
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
    Investment income
       Net appreciation (depreciation)
          in fair value of investments        $     98,633    $    529,251    $    958,636    $     98,871    $    521,482

       Interest                                       --              --              --              --              --
------------------------------------------------------------------------------------------------------------------------------

                                              $     98,633    $    529,251    $    958,636    $     98,871    $    521,482
------------------------------------------------------------------------------------------------------------------------------

    Contributions
       Employee salary deferrals              $    123,846    $    252,076    $    380,726    $    122,985    $    275,597

       Employer matching                            51,677          93,372         146,742          50,555         100,801

------------------------------------------------------------------------------------------------------------------------------

                                              $    175,523    $    345,448    $    527,468    $    173,540    $    376,398
------------------------------------------------------------------------------------------------------------------------------

          TOTAL ADDITIONS                     $    274,156    $    874,699    $  1,486,104    $    272,411    $    897,880
------------------------------------------------------------------------------------------------------------------------------


DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
    Benefits paid to participants             $   (246,918)   $   (252,171)   $   (751,857)   $   (200,687)   $   (367,546)

    Insurance premiums                                (987)         (2,494)         (1,728)           (522)         (1,603)
------------------------------------------------------------------------------------------------------------------------------

          TOTAL DEDUCTIONS                    $   (247,905)   $   (254,665)   $   (753,585)   $   (201,209)   $   (369,149)
------------------------------------------------------------------------------------------------------------------------------

Investment Election Transfers - In/(Out)            36,575         422,944         213,276         168,542         265,853
------------------------------------------------------------------------------------------------------------------------------

       Net Increase (Decrease)                $     62,826    $  1,042,978    $    945,795    $    239,744    $    794,584

NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of year                         $  1,115,202    $  1,792,158    $  3,673,197    $    854,795    $  2,224,957

==============================================================================================================================
    END OF YEAR                               $  1,178,028    $  2,835,136    $  4,618,992    $  1,094,539    $  3,019,541
==============================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------

                                                                        PARTICIPANT DIRECTED
                                               -------------------------------------------------------------------------------------

                                                                                 AMERICAN
                                                                                   20TH
                                                   MONEY         NEW ENGLAND      CENTURY       GUARANTEED        RETAINER
                                                   MARKET            GIC           ULTRA           FUND           ACCOUNT
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
    Investment income
       Net appreciation (depreciation)
          in fair value of investments        $     13,371    $     19,866    $    661,000    $    249,208    $      2,893
       Interest                                       --              --              --              --              --
-----------------------------------------------------------------------------------------------------------------------------

                                              $     13,371    $     19,866    $    661,000    $    249,208    $      2,893
-----------------------------------------------------------------------------------------------------------------------------

    Contributions
       Employee salary deferrals              $       --      $       --      $    384,078    $    468,701    $       --

       Employer matching                              --              --           179,437         174,730            --

-----------------------------------------------------------------------------------------------------------------------------

                                              $       --      $       --      $    563,515    $    643,431    $       --
-----------------------------------------------------------------------------------------------------------------------------

          TOTAL ADDITIONS                     $     13,371    $     19,866    $  1,224,515    $    892,639    $      2,893
-----------------------------------------------------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
    Benefits paid to participants             $   (230,482)   $       --      $   (627,332)   $   (659,120)   $       --

    Insurance premiums                                --              --            (1,011)         (1,242)           --
-----------------------------------------------------------------------------------------------------------------------------

          TOTAL DEDUCTIONS                    $   (230,482)   $       --      $   (628,343)   $   (660,362)   $       --
-----------------------------------------------------------------------------------------------------------------------------

Investment Election Transfers - In/(Out)           277,467        (663,495)        244,345         351,728      (1,078,737)
-----------------------------------------------------------------------------------------------------------------------------

       Net Increase (Decrease)                $     60,356    $   (643,629)   $    840,517    $    584,005    $ (1,075,844)

NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of year                         $    270,060    $    643,629    $  2,782,874    $  3,644,916    $  1,547,703

=============================================================================================================================
    END OF YEAR                               $    330,416    $       --      $  3,623,391    $  4,228,921    $    471,859
=============================================================================================================================

   The accompanying notes are an integral part of these financial statements.

                                           THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS   YEAR ENDED DECEMBER 31, 1997 (FORM 5500 - ITEM 32)
====================================================================================================================================

                                                                        PARTICIPANT DIRECTED
                                               -------------------------------------------------------------------------------------


                                                                  PARTICIPANT
                                                   INSURANCE          LOANS           TOTAL
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
    Investment income
       Net appreciation (depreciation)
          in fair value of investments           $      9,915    $       --      $  3,163,126

       Interest                                          --            27,390          27,390
---------------------------------------------------------------------------------------------

                                                 $      9,915    $     27,390    $  3,190,516
---------------------------------------------------------------------------------------------

    Contributions
       Employee salary deferrals                 $       --      $       --      $  2,008,009

       Employer matching                                 --              --           797,314

---------------------------------------------------------------------------------------------

                                                 $       --      $       --      $  2,805,323
---------------------------------------------------------------------------------------------

          TOTAL ADDITIONS                        $      9,915    $     27,390    $  5,995,839
---------------------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
    Benefits paid to participants                $    (57,193)   $     (4,353)   $ (3,397,659)
    Insurance premiums                                   --              --            (9,587)
---------------------------------------------------------------------------------------------

          TOTAL DEDUCTIONS                       $    (57,193)   $     (4,353)   $ (3,407,246)
---------------------------------------------------------------------------------------------

Investment Election Transfers - In/(Out)                 --           (33,329)        205,169
---------------------------------------------------------------------------------------------

       Net Increase (Decrease)                   $    (47,278)   $    (10,292)   $  2,793,762

NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of year                            $    129,743    $    304,943    $ 18,984,177

=============================================================================================
    END OF YEAR                                  $     82,465    $    294,651    $ 21,777,939
=============================================================================================

   The accompanying notes are an integral part of these financial statements.

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
================================================================================
                           December 31, 1998 and 1997

NOTE 1 - DESCRIPTION OF PLAN

     The following description of the The Lamson & Sessions Co. (the Company) Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution plan covering substantially all employees of the Company. Employees are eligible to participate in the Plan on the first day of the calendar quarter after which they have attained the age of 21 and completed one-half (1/2) year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the Plan's administrator. The Plan's custodian is the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation (Pershing). Pershing was appointed custodian on April 9, 1998. The previous custodian was the Nationwide Life Insurance Company.

     CONTRIBUTIONS

     Each year, participants contribute from 1% to 15% of their eligible compensation (pre-tax contributions), as defined in the Plan. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's elective contributions, allocations of the Company's contributions and earnings on those contributions. Forfeitures due to the distribution of a participant's account before the participant has become fully vested reduce subsequent company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN



NOTES TO FINANCIAL STATEMENTS
================================================================================
NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

     Participants may direct their individual account balances as of December 31, 1998 among the following mutual funds:

          Bond Fund of America - This fund seeks a high level of current income consistent with preservation of capital investing primarily in high quality corporate bonds and U.S. government securities.

          Templeton Foreign Smaller Companies Fund - A foreign stock fund that seeks long-term capital growth.

          EuroPacific Growth Fund - A foreign stock fund that seeks long-term capital appreciation by investing in companies located outside the United States.

          Stable Value Fund - This fund seeks to produce consistent, positive returns for investors while preserving principal and maintaining liquidity.

          Templeton Developing Markets Fund - An emerging market stock fund that seeks long-term capital appreciation by investing in stocks of issuers in countries with developing markets.

          Fundamental Investors Fund - A large company value fund that invests primarily in large company stocks or investments that are convertible to stock. It seeks both long-term growth of capital and current income.

          Franklin Balance Sheet Investment Fund - A small company value fund that seeks capital appreciation primarily through investment in securities that the fund's manager believes are undervalued in the marketplace.

          Franklin Real Estate Securities - A specialty real estate fund that seeks to maximize total return by investing in real estate securities.

          MFS Massachusetts Investors Trust - A large company growth fund that seeks current income and long-term growth of capital.

          Lord Abbett Developing Growth A Fund - A small company growth fund that seeks long-term capital growth by investing in stocks of companies with dramatic growth potential.

          Lamson & Sessions Stock Fund - Funds are invested in common stock of The Lamson & Sessions Co. The Fund's objective is to provide investment returns linked to Lamson & Session's long-term capital appreciation and offer employees a convenient way to invest in Lamson & Session's stock.

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN



NOTES TO FINANCIAL STATEMENTS
================================================================================

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

     In addition, subject to the terms of the Plan, participants with sufficient vested balances may borrow from their fund accounts. Participant loans are an additional investment option under the terms of the Plan.

     Prior to January 1, 1998, the Plan also offered participants the option to invest in life insurance. Participants with portions of their accounts invested in life insurance at January 1, 1998 have the option of keeping the insurance in place, but additional investments in insurance are no longer permitted.

     VESTING

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on years of continuous service. A participant is fully vested after five years.

     PARTICIPANT LOANS RECEIVABLE

     Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested balance in all their accounts reduced by their highest outstanding loan balance within the twelve (12) preceding months. Loan transactions are treated as transfers to (from) the investment fund from (to) the Participant Notes fund. A loan must be repaid through payroll withholding, the repayments must be periodic, and the term must not exceed five (5) years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the trustees on the date the loan is made. Interest rates currently charged on outstanding balances range from 7.25 percent to 11.58 percent.

     PAYMENT OF BENEFITS

     Benefits upon retirement, death or other termination of employment may be paid either in a lump sum or in periodic payments. Withdrawals from a participant's account may be made prior to termination, subject to certain restrictions.

     PLAN EXPENSES

     The Lamson & Sessions Co. absorbs all costs to administer the Plan.

     FORFEITURES

     Forfeited nonvested accounts are used to reduce employer contributions. In 1998 and 1997, the amount of forfeited nonvested accounts which were applied to reduce such contributions were $52,069 and $26,290, respectively.

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN



NOTES TO FINANCIAL STATEMENTS
================================================================================

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the modified cash basis of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates fair value. Life insurance contracts are valued at cash value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded when received.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     USE OF ESTIMATES

     The preparation of financial statements, in conformity with the modified cash basis of accounting, requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

     RECLASSIFICATIONS

     Certain reclassifications were made to 1997 financial statements in order to comply with our 1998 presentation.

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN



NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE 3 - INVESTMENTS

The following table presents investments at December 31, 1998 and 1997. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                              1998                        1997
Bond Fund of America                     $  2,114,508              $    1,178,028
EuroPacific Growth Fund                     1,210,783                           -
Stable Value Fund                           3,844,575                           -
Fundamental Investors                       4,936,964                   2,835,136
Franklin Balance Sheet Investment Fund      2,011,256                           -
Franklin Real Estate Securities             1,241,302                           -
MFS Massachusetts Investors Trust           5,505,575                           -
Lord Abbett Developing Growth A             1,574,369                           -
Fidelity Magellan                                   -                   4,618,992
Fidelity Overseas                                   -                   1,094,539
Fidelity Puritan                                    -                   3,019,541
American 20th Century Ultra                         -                   3,623,391
Guaranteed Fund                                     -                   4,228,921
Other                                       1,601,902                   1,179,391
                                            ---------                  ---------
                                         $ 24,041,234              $  21,777,939
                                         ============              =============

During 1998 and 1997, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $2,152,999 and $3,163,126, respectively, as follows:

                                              1998                       1997
Mutual funds at fair value as determined
by quoted market prices.                 $  2,197,941              $  3,153,211
Life insurance contracts at cash value.        14,663                     9,915
The Lamson & Sessions Co. stock at
fair value as determined by quoted market
prices.                                       (59,605)                        -
                                           ----------              -------------
                                         $  2,152,999              $   3,163,126
                                         ============               ============


NOTE 4 - MUTUAL FUNDS - NATIONWIDE

The table on page 15 presents the changes in those net assets available for benefits which were held in mutual funds by Nationwide Life Insurance Company, the former custodian of the Plan's assets. The data presented in this table has been combined in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1998.

                                           THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
====================================================================================================================================
NOTE 4 - MUTUAL FUNDS - NATIONWIDE (CONTINUED)


MUTUAL FUNDS - NATIONWIDE                                                                               YEAR ENDED DECEMBER 31, 1998
------------------------------------------------------------------------------------------------------------------------------------

                                                                             PARTICIPANT DIRECTED
                                                      ------------------------------------------------------------------------------


                                                  BOND FUND     FUNDAMENTAL       FIDELITY       FIDELITY         FIDELITY
                                                 OF AMERICA     INVESTORS        MAGELLAN        OVERSEAS          PURITAN
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
    Investment income
       Net appreciation (depreciation)
          in fair value of investments        $     31,084    $    315,136    $    675,141    $    175,791    $    281,077

       Interest                                       --              --              --              --              --
------------------------------------------------------------------------------------------------------------------------------

                                              $     31,084    $    315,136    $    675,141    $    175,791    $    281,077
------------------------------------------------------------------------------------------------------------------------------

    Contributions
       Employee salary deferrals              $     20,958    $     50,835    $     73,742    $     22,745    $     49,436

       Employer matching                             9,791          21,683          31,605           9,517          21,039

       Rollover contributions                         --              --              --              --              --
------------------------------------------------------------------------------------------------------------------------------

                                              $     30,749    $     72,518    $    105,347    $     32,262    $     70,475
------------------------------------------------------------------------------------------------------------------------------

          TOTAL ADDITIONS                     $     61,833    $    387,654    $    780,488    $    208,053    $    351,552
------------------------------------------------------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
    Benefits paid to participants             $       (318)   $       --      $       --      $       --      $       --
    Insurance premiums                                (110)           (695)           (463)           (181)           (444)
------------------------------------------------------------------------------------------------------------------------------

          TOTAL DEDUCTIONS                    $       (428)   $       (695)   $       (463)   $       (181)   $       (444)
------------------------------------------------------------------------------------------------------------------------------

Investment Election Transfers - In/(Out)        (1,239,433)     (3,222,095)     (5,399,017)     (1,302,411)     (3,370,649)
------------------------------------------------------------------------------------------------------------------------------

       Net Increase (Decrease)                $ (1,178,028)   $ (2,835,136)   $ (4,618,992)   $ (1,094,539)   $ (3,019,541)

NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of year                         $  1,178,028    $  2,835,136    $  4,618,992    $  1,094,539    $  3,019,541

==============================================================================================================================

    END OF YEAR                               $       --      $       --      $       --      $       --      $       --
==============================================================================================================================

                                                                 AMERICAN
                                                                   20TH
                                                  MONEY           CENTURY         GUARANTEED
                                                  MARKET           ULTRA             FUND          TOTAL
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
    Investment income
       Net appreciation (depreciation)
          in fair value of investments        $      8,083    $    631,897    $     83,512    $  2,201,721

       Interest                                       --              --              --              --
----------------------------------------------------------------------------------------------------------

                                              $      8,083    $    631,897    $     83,512    $  2,201,721
----------------------------------------------------------------------------------------------------------

    Contributions
       Employee salary deferrals              $       --      $     81,907    $     79,364    $    378,987

       Employer matching                              --            33,291          36,677         163,603

       Rollover contributions                         --              --              --              --
----------------------------------------------------------------------------------------------------------

                                              $       --      $    115,198    $    116,041    $    542,590
----------------------------------------------------------------------------------------------------------

          TOTAL ADDITIONS                     $      8,083    $    747,095    $    199,553    $  2,744,311
----------------------------------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
    Benefits paid to participants             $       --      $       --      $   (219,232)   $   (219,550)
    Insurance premiums                                --              (293)           (211)         (2,397)
----------------------------------------------------------------------------------------------------------

          TOTAL DEDUCTIONS                    $       --      $       (293)   $   (219,443)   $   (221,947)
----------------------------------------------------------------------------------------------------------

Investment Election Transfers - In/(Out)          (338,499)     (4,370,193)     (4,209,031)    (23,451,328)
----------------------------------------------------------------------------------------------------------

       Net Increase (Decrease)                $   (330,416)   $ (3,623,391)   $ (4,228,921)   $(20,928,964)

NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of year                         $    330,416    $  3,623,391    $  4,228,921    $ 20,928,964

==========================================================================================================

    END OF YEAR                               $       --      $       --      $       --      $       --
==========================================================================================================

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
================================================================================

NOTE 5 - MUTUAL FUNDS - PERSHING

     The table on page 17 presents the changes in those net assets available for benefits which were held in mutual funds by Pershing, the custodian of the Plan's assets. The data presented in this table has been combined in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1998.

                                           THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
================================================================================

NOTE 5 - MUTUAL FUNDS - PERSHING (CONTINUED)

MUTUAL FUNDS - PERSHING                                                           YEAR ENDED DECEMBER 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
                                                        PARTICIPANT DIRECTED
                                              --------------------------------------------------------------------------------------

                                                                                                  TEMPLETON       TEMPLETON
                                                                                                 DEVELOPING        FOREIGN
                                                  FUNDAMENTAL     EUROPACIFIC    STABLE VALUE      MARKETS         SMALLER
                                                   INVESTORS      GROWTH FUND        FUND           TRUST         COMPANIES
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
    Investment income
       Net appreciation (depreciation)
          in fair value of investments        $    195,735    $    (13,346)   $    141,005    $   (112,565)   $    (83,896)

       Interest                                       --              --              --              --              --
------------------------------------------------------------------------------------------------------------------------------

                                              $    195,735    $    (13,346)   $    141,005    $   (112,565)   $    (83,896)
------------------------------------------------------------------------------------------------------------------------------

    Contributions
       Employee salary deferrals              $    321,461    $    100,142    $    234,269    $     46,972    $     49,533
       Employer matching                           109,435          35,611          83,779          17,018          17,994
       Rollover contributions                        2,221             973            --               654             654
------------------------------------------------------------------------------------------------------------------------------

                                              $    433,117    $    136,726    $    318,048    $     64,644    $     68,181
------------------------------------------------------------------------------------------------------------------------------

          TOTAL ADDITIONS                     $    628,852    $    123,380    $    459,053    $    (47,921)   $    (15,715)
------------------------------------------------------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
    Benefits paid to participants             $   (474,268)   $   (110,989)   $   (647,383)   $     (5,139)   $    (15,654)

    Insurance premiums                              (1,908)           (462)           (729)           (342)           (342)
------------------------------------------------------------------------------------------------------------------------------

          TOTAL DEDUCTIONS                    $   (476,176)   $   (111,451)   $   (648,112)   $     (5,481)   $    (15,996)
------------------------------------------------------------------------------------------------------------------------------

Investment Election Transfers - In/(Out)         4,784,288       1,198,854       4,033,634         439,159         462,656
------------------------------------------------------------------------------------------------------------------------------

       Net Increase (Decrease)                $  4,936,964    $  1,210,783    $  3,844,575    $    385,757    $    430,945

NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of year                         $       --      $       --      $       --      $       --      $       --

==============================================================================================================================

    END OF YEAR                               $  4,936,964    $  1,210,783    $  3,844,575    $    385,757    $    430,945
==============================================================================================================================
MUTUAL FUNDS - PERSHING                                                           YEAR ENDED DECEMBER 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           PARTICIPANT DIRECTED
                                              -------------------------------------------------------------------------------------
                                                                FRANKLIN
                                                                 BALANCE                       MFS MASSA-
                                                                  SHEET         FRANKLIN        CHUSETTS       LORD ABBETT
                                                 BOND FUND      INVESTMENT     REAL ESTATE      INVESTORS      DEVELOPING
                                                OF AMERICA         FUND        SECURITIES         FUND          GROWTH A
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
    Investment income
       Net appreciation (depreciation)
          in fair value of investments       $     41,473    $   (232,418)   $   (237,450)   $    344,709    $    (47,027)

       Interest                                      --              --              --              --              --
----------------------------------------------------------------------------------------------------------------------------

                                             $     41,473    $   (232,418)   $   (237,450)   $    344,709    $    (47,027)
----------------------------------------------------------------------------------------------------------------------------

    Contributions
       Employee salary deferrals             $    140,077    $    196,922    $    114,909    $    314,049    $    145,345
       Employer matching                           50,442          66,359          40,145         103,569          48,780
       Rollover contributions                         637           1,795             912           1,658           1,141
----------------------------------------------------------------------------------------------------------------------------

                                             $    191,156    $    265,076    $    155,966    $    419,276    $    195,266
----------------------------------------------------------------------------------------------------------------------------

          TOTAL ADDITIONS                    $    232,629    $     32,658    $    (81,484)   $    763,985    $    148,239
----------------------------------------------------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
    Benefits paid to participants            $   (301,105)   $    (66,651)   $    (75,040)   $   (776,772)   $    (31,852)

    Insurance premiums                             (1,383)           (578)         (1,028)           (976)           (241)
----------------------------------------------------------------------------------------------------------------------------

          TOTAL DEDUCTIONS                   $   (302,488)   $    (67,229)   $    (76,068)   $   (777,748)   $    (32,093)
----------------------------------------------------------------------------------------------------------------------------

Investment Election Transfers - In/(Out)        2,184,367       2,045,827       1,398,854       5,519,338       1,458,223
----------------------------------------------------------------------------------------------------------------------------

       Net Increase (Decrease)               $  2,114,508    $  2,011,256    $  1,241,302    $  5,505,575    $  1,574,369

NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of year                        $       --      $       --      $       --      $       --      $       --

============================================================================================================================

    END OF YEAR                              $  2,114,508    $  2,011,256    $  1,241,302    $  5,505,575    $  1,574,369
============================================================================================================================


MUTUAL FUNDS - PERSHING                 YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                PARTICIPANT DIRECTED
                                              ----------------------------------




                                                     TOTAL
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
    Investment income
       Net appreciation (depreciation)
          in fair value of investments          $     (3,780)

       Interest                                         --
------------------------------------------------------------

                                                $     (3,780)
------------------------------------------------------------

    Contributions
       Employee salary deferrals                $  1,663,679
       Employer matching                             573,132
       Rollover contributions                         10,645
------------------------------------------------------------

                                                $  2,247,456
------------------------------------------------------------

          TOTAL ADDITIONS                       $  2,243,676
------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
    Benefits paid to participants               $ (2,504,853)

    Insurance premiums                                (7,989)
------------------------------------------------------------

          TOTAL DEDUCTIONS                      $ (2,512,842)
------------------------------------------------------------

Investment Election Transfers - In/(Out)          23,525,200
------------------------------------------------------------

       Net Increase (Decrease)                  $ 23,256,034

NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of year                           $       --

============================================================

    END OF YEAR                                 $ 23,256,034
============================================================

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN



NOTES TO FINANCIAL STATEMENTS
================================================================================

NOTE 6 - TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE 7 - PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will immediately become 100% vested in their accounts.


NOTE 8 - RELATED PARTY TRANSACTIONS

     The Lamson & Sessions Stock Fund invests in Lamson & Sessions common stock, which is traded on the New York Stock Exchange under the symbol LMS. The fund maintains short-term cash sufficient to meet its estimated daily cash needs. The fund is purchased on the open market at open market prices. Transactions in the fund qualify as party-in-interest transactions.

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES     EIN: 34-0349210
                                                                 Plan: 028
===============================================================================
    DECEMBER 31, 1998

         COLUMN A                  COLUMN B                COLUMN C                              COLUMN D           COLUMN E
         --------                  --------                --------                              ---------          --------
                              IDENTITY OF ISSUE,
                             BORROWER, LESSOR OR         DESCRIPTION OF                                             CURRENT
                                SIMILAR PARTY             INVESTMENT(1)                            COST              VALUE
                           ---------------------     -----------------------                --------------     --------------
                           American Funds            Bond Fund of America                   $    2,176,455     $    2,114,508
                                                     EuroPacific Growth Fund                     1,276,485          1,210,783
                                                     Fundamental Investors                       5,157,377          4,936,964

                           Franklin Templeton        Foreign Smaller Companies                     512,866            430,945
                                                     Developing Markets Fund                       484,343            385,757
                                                     Balance Sheet Investment Fund               2,237,967          2,011,256
                                                     Real Estate Securities                      1,526,392          1,241,302

                           MFS                       Massachusetts Investors Trust               5,373,520          5,505,575

                           Lord Abbett               Developing Growth A                         1,597,939          1,574,369

                           Invesco                   Stable Value Fund                           3,835,516          3,844,575

                           New England               Insurance                                         N/A             97,128

                         * Pershing                  Money Market Account                          125,782            125,782

                         * Lamson & Sessions         Stock Fund                                    176,353            176,353

                           Participant Loans         Participant loans with various rates
                                                       of interest from 7.25% to 11.58%
                                                       and various maturity dates
                                                       through 2003                                    N/A            385,937

=============================================================================================================================
                           TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                       $    24,480,995    $    24,041,234
=============================================================================================================================

--------------------------------------------------------------------

         *        Party-In-Interest

         (1) Including maturity date, rate of interest, collateral, par or maturity value, where applicable.


                 See accompanying independent auditors' report.

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS              EIN: 34-0349210
                                                              Plan: 028
===============================================================================
                          YEAR ENDED DECEMBER 31, 1998

        COLUMN A                          COLUMN B                       COLUMN C        COLUMN D
        --------                          --------                       --------        --------
        IDENTITY
        OF PARTY                        DESCRIPTION OF                    PURCHASE        CURRENT
        INVOLVED                           ASSETS                          PRICE           VALUE
        --------                           ------                          -----           -----
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS
American Funds               Bond Fund of America                    $    1,943,429
                             EuroPacific Growth Fund                      1,142,772
                             Fundamental Investors                        4,342,840

Franklin/Templeton           Franklin Balance Sheet Investment Fund       1,974,919
                             Franklin Real Estate Securities              1,251,117

Invesco                      Stable Value Fund                            1,637,024
                             Stable Value Fund                            2,066,083

Lord, Abbett & Co.           Lord Abbett Developing Growth A              1,391,215

MFS                          MFS Massachusetts Investors Trust A          5,243,461

Nationwide Fin. Svc.         American Century Ultra Investors                             4,461,966
                             Bond Fund of America                                         1,208,750
                             Fidelity Magellan                                            5,446,443
                             Fidelity Overseas Portfolio                                  1,266,594
                             Fidelity Puritan                                             3,359,990
                             Fundamental Investors                                        3,268,639
                             Nationwide Fixed Inter.                                      4,175,459
SERIES OF TRANSACTIONS, IN THE AGGREGATE, IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS:

American Funds               Bond Fund of America                    $    2,681,326
                             EuroPacific Growth Fund                      1,491,277
                             Fundamental Investors                        5,823,877

Franklin/Templeton           Franklin Balance Sheet Investment Fund       2,541,285
                             Franklin Real Estate Securities              1,746,960

Invesco                      Stable Value Fund                            4,602,779

Lord, Abbett & Co.           Lord Abbett Developing Growth A              1,784,697

MFS                          MFS Massachusetts Investors Trust A          6,630,403
                             MFS Massachusetts Investors Trust A                          1,220,544

Nationwide Fin. Svc.         American Century Ultra Investors                             4,462,259
                             Bond Fund of America                                         1,244,008
                             Fidelity Magellan                                            5,446,906
                             Fidelity Overseas Portfolio                                  1,307,020
                             Fidelity Puritan                                             3,380,095
                             Fundamental Investors                                        3,269,333
                             Nationwide Fixed Inter.                                      4,447,018
        COLUMN A                          COLUMN B                            COLUMN G       COLUMN H         COLUMN I
        --------                          --------                            --------       --------         --------
                                                                                             CURRENT
                                                                                             VALUE OF
        IDENTITY                                                                              ASSET ON            NET
        OF PARTY                        DESCRIPTION OF                         COST OF       TRANSACTION         GAIN
        INVOLVED                           ASSETS                               ASSET          DATE             (LOSS)
        --------                           ------                               -----          ----             ------

SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS
American Funds               Bond Fund of America                         $    1,943,429  $    1,943,429
                             EuroPacific Growth Fund                           1,142,772       1,142,772
                             Fundamental Investors                             4,342,840       4,342,840

Franklin/Templeton           Franklin Balance Sheet Investment Fund            1,974,919       1,974,919
                             Franklin Real Estate Securities                   1,251,117       1,251,117

Invesco                      Stable Value Fund                                 1,637,024       1,637,024
                             Stable Value Fund                                 2,066,083       2,066,083

Lord, Abbett & Co.           Lord Abbett Developing Growth A                   1,391,215       1,391,215

MFS                          MFS Massachusetts Investors Trust A               5,243,461       5,243,461

Nationwide Fin. Svc.         American Century Ultra Investors                  N/A             4,461,966          -
                             Bond Fund of America                              N/A             1,208,750          -
                             Fidelity Magellan                                 N/A             5,446,443          -
                             Fidelity Overseas Portfolio                       N/A             1,266,594          -
                             Fidelity Puritan                                  N/A             3,359,990          -
                             Fundamental Investors                             N/A             3,268,639          -
                             Nationwide Fixed Inter.                           N/A             4,175,459          -
SERIES OF TRANSACTIONS, IN THE AGGREGATE, IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS:

American Funds               Bond Fund of America                         $    2,681,326  $    2,681,326
                             EuroPacific Growth Fund                           1,491,277       1,491,277
                             Fundamental Investors                             5,823,877       5,823,877

Franklin/Templeton           Franklin Balance Sheet Investment Fund            2,541,285       2,541,285
                             Franklin Real Estate Securities                   1,746,960       1,746,960

Invesco                      Stable Value Fund                                 4,602,779       4,602,779

Lord, Abbett & Co.           Lord Abbett Developing Growth A                   1,784,697       1,784,697

MFS                          MFS Massachusetts Investors Trust A               6,630,403       6,630,403
                             MFS Massachusetts Investors Trust A               1,256,883       1,220,544          36,340

Nationwide Fin. Svc.         American Century Ultra Investors                  N/A             4,462,259          -
                             Bond Fund of America                              N/A             1,244,008          -
                             Fidelity Magellan                                 N/A             5,446,906          -
                             Fidelity Overseas Portfolio                       N/A             1,307,020          -
                             Fidelity Puritan                                  N/A             3,380,095          -
                             Fundamental Investors                             N/A             3,269,333          -
                             Nationwide Fixed Inter.                           N/A             4,447,018          -

Columns E, "Lease Rental," and F, "Expense Incurred with Transaction," have been omitted because there is nothing to report. N/A - Historical cost not available.

                 See accompanying independent auditors' report.

                THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           THE LAMSON & SESSIONS CO.
                                           DEFERRED SAVINGS PLAN

Date:    June 29,1999                      By:/s/   James J. Abel
                                             --------------------------
                                           Executive Vice President, Secretary,
                                           Treasurer and Chief Financial Officer

                                  EXHIBIT INDEX


EXHIBIT           EXHIBIT
NUMBER            DESCRIPTION
------            -----------

23                Consent of Moore Stephens Apple